EXHIBIT 99.1

DeFi Technologies Announces Preliminary Unaudited Full Year 2025 Financial Results with Record Revenue of $99.1 Million and Record Net Income of $62.7 Million; Appoints New Independent Chair of the Audit Committee

The amounts disclosed in this press release are preliminary and unaudited as the Company's auditors, HDCPA Professional Corporation, have not yet completed their audit procedures on the consolidated financial statements for the fiscal year ended December 31, 2025.

•	Record revenue and profitability: DeFi Technologies reported record annual revenue of $99.1 million and record net income and comprehensive income of $62.7 million for the fiscal year ended December 31, 2025. For the three months ended December 31, 2025, the Company reported revenue of $20.0 million and net income of $28.9 million. These results represent a 215% increase in annual revenue and a $90.3 million improvement in net income year-over-year, reflecting the strength of the Company's diversified and scalable business model.
•	Substantial AUM growth: Valour's asset management business reported average AUM of $809.9 million throughout 2025, reflecting continued investor demand, new product launches, and favorable digital asset market conditions. Valour also achieved net inflows of $110.1 million into its ETP products during fiscal 2025.
•	Balance sheet transformation: As of December 31, 2025, DeFi Technologies held $113.8 million in cash and USDT/USDC ($91.2 M of cash). Digital asset treasury holdings totaled approximately $35.5 million, and the Company's venture and private portfolio was valued at approximately $29.4 million, bringing total cash, treasury, and venture portfolio value to approximately $178.7 million.
•	Stillman Digital - first full year of contribution: Trading commissions revenue grew 355% to $9.6 million in fiscal 2025, compared to $2.1 million in 2024, reflecting the first full year of contribution from Stillman Digital's institutional trading platform following its October 2024 acquisition. Stillman closed fiscal 2025 ahead of its initial guidance range.
•	New independent Chair of the Audit Committee: The Company announced the appointment of Jonathan Dimitry as independent Chair of its Audit Committee, effective immediately. This appointment underscores DeFi Technologies' continued focus on enhancing its governance, financial reporting oversight, and risk management as it navigates a complex and evolving regulatory and market environment

TORONTO, March 31, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), today announced its preliminary unaudited summary financial results for the fiscal year ended December 31, 2025. All dollar amounts in this press release are in U.S. dollars, unless otherwise stated.

As previously announced by the Company, there will be a delay in the filing of the Company's audited annual financial statements, management's discussion and analysis, and related CEO and CFO certifications for the year ended December 31, 2025 (collectively, the "Annual Filings").   The delay does not relate to any disagreement with its auditors, any issues with the Company's financial statements, or any identified weakness in the Company's internal controls over financial reporting, but from the delay in receiving the SOC 2 Type 2 report from a third-party vendor.

In connection with the potential delay in the completion of the Annual Filings, the Company has made an application to the Ontario Securities Commission (the "OSC"), as principal regulator, to approve a temporary management cease trade order ("MCTO") under National Policy 12-203 - Management Cease Trade Orders ("NP 12-203"). There can be no assurance that the OSC will grant the MCTO, and barring which the OSC may issue a failure to file cease trade order against the Company which orders that the trading of securities of the Company will cease.

In addition, the Company intends to file its 2025 Annual Report on Form 40-F, including the Annual Filings, with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR at the same time the Annual Filings are filed with the Canadian securities regulatory authorities on SEDAR+.

Preliminary Unaudited Financial Highlights

Revenue

•	Total revenue for the fiscal year ended December 31, 2025, was $99.1 million, compared to $31.4 million in fiscal 2024, representing a 215% increase.
•	For the three months ended December 31, 2025, revenue was $20.0 million, compared to $(19.3 million) in Q4 2024.

Net Income

•	Net income and comprehensive income for the fiscal year ended December 31, 2025 was a record $62.7 million, compared to a net loss of $(27.6 million) in fiscal 2024.
•	For the three months ended December 31, 2025, net income was $28.9 million, compared to a net loss of $(22.3 million) in Q4 2024.

Q4 2025 vs. Q4 2024

•	For the three months ended December 31, 2025, DeFi Technologies reported revenue of $20.0 million and net income of $28.9 million, compared to revenue of $(19.3 million) and a net loss of $(22.3 million) in Q4 2024.
•	The year-over-year improvement of $51.2 million in net income reflects the Company's operational transformation and the resilience of its diversified business model across market cycles.

Operating Expenses

•	Total operating expenses decreased 14% to $52.6 million, compared to $61.3 million in 2024.
•	The decrease was driven primarily by a $6.0 million reduction in share-based payments and lower operating, general, and administrative costs, reflecting management's continued focus on operating discipline and efficiency.

Valour - Staking, Lending and Management Fees

•	For the fiscal year ended December 31, 2025, Valour generated $13.1 million in staking and lending income, compared to $13.0 million in 2024.
•	Management fees increased to $9.7 million, compared to $6.4 million in 2024, representing 51% growth, driven by higher average AUM.
•	Average AUM throughout fiscal 2025 was approximately $809.9 million.

Stillman Digital

•	For the fiscal year ended December 31, 2025, Stillman Digital generated $9.6 million in trading commissions revenue.
•	This compares to $2.1 million in fiscal 2024 and reflects the first full year of contribution to DeFi Technologies' consolidated results following the October 2024 acquisition.

Reflexivity Research

•	For the fiscal year ended December 31, 2025, Reflexivity Research generated $0.5 million in research revenue, compared to $1.4 million in 2024.
•	Management is focused on reinvigorating the business through expanded distribution partnerships, new sponsorship revenue channels, and a refreshed product offering.

DeFi Advisory

•	The Company launched its DeFi Advisory business line in Q3 2025, generating $0.3 million in advisory revenue for the fiscal year.
•	DeFi Advisory is positioned as a full-stack partner for corporate digital asset treasury programs.

Preliminary Unaudited Cash and Treasury Position

•	Cash balance: As of December 31, 2025, DeFi Technologies' consolidated cash including USDT/USDC balance stood at $113.8 million ($91.2 million of cash).
•	Digital asset treasury holdings: As of December 31, 2025, the Company's digital asset treasury holdings totaled approximately $35.5 million.
•	Venture portfolio: As of December 31, 2025, the Company's venture and private portfolio was valued at approximately $29.4 million.

Together, total cash, treasury, and venture portfolio value stood at approximately $178.7 million as of year-end. The Company regularly monitors its cash and digital asset reserves on a consolidated basis and allocates a portion of its digital asset treasury reserve to support ETP market risk hedging.

Comment from Johan Wattenström, Chief Executive Officer of DeFi Technologies

"These preliminary results reflect the strength of the business model we have built. Valour continued to scale its global ETP platform with more than 100 listed products and strong inflows throughout the year. Stillman Digital delivered its first full year of contribution and further strengthened the institutional layer of our platform. Across the business, we have demonstrated that DeFi Technologies is not reliant on any single product, revenue stream, or market environment. We have built a durable business with multiple pathways for growth and believe we have never been better positioned to scale the platform and capitalize on the opportunities ahead.

We believe DeFi Technologies is one of the few profitable companies in the digital asset sector, across both public and private markets, with demonstrated earnings power and a platform built to generate revenue across cycles. That distinction matters. It reflects a business designed not only to grow, but to monetize effectively and compound value over time.

We ended the year with a much stronger financial position, including more than $113 million in cash on a preliminary unaudited basis, alongside digital asset treasury holdings and a valuable venture portfolio. That fortress balance sheet allows us to be proactive rather than reactionary. It enables us to deploy capital deliberately into growth initiatives, new products, strategic infrastructure, and potential acquisitions that deepen our capabilities, expand our vertical integration, and strengthen our long-term earnings profile.

The capital we raised has also enhanced our ability to increase monetization across the platform, particularly by strengthening the trading, hedging, and market-making infrastructure that supports Valour's issuance stack and allows us to earn additional income on AUM more efficiently. As we look ahead to 2026, we intend to build on that momentum by scaling Valour's structured product offerings, advancing institutional fund structures such as UCITS, AMCs, and other regulated investment vehicles, supporting Stillman's institutional execution and infrastructure growth, and broadening our reach across new markets and distribution channels.

More broadly, we are building for the convergence of decentralized finance and traditional capital markets. We see a significant long-term opportunity to create the products, infrastructure, and institutional rails that enable capital to move between these two worlds in a regulated, efficient, and scalable way.

We are entering 2026 from a position of strength, with a proven business model, growing monetization, and the financial flexibility to invest in the next phase of growth. We believe we are still in the early stages of building the institutional gateway to the future of finance."

Appointment of the new independent Chair of the Audit Committee

Mr. Jonathan Dimitry was appointed new independent Chair of the Audit Committee. The appointment of Jonathan as Audit Committee Chair forms part of DeFi Technologies' broader governance and leadership initiatives implemented over the past year to support the Company's growth strategy and regulatory compliance objectives. The Board believes that Jonathan's background in risk oversight and structured decision-making will further strengthen the Audit Committee's ability to support the Company's reporting, disclosure, and compliance obligations.

Jonathan Dimitry brings extensive experience in capital markets, corporate governance, and financial risk management, having held senior leadership roles in financial services and technology-focused organizations. As Chair of the Audit Committee, he will oversee the integrity of the Company's financial statements, the effectiveness of internal controls, and the relationship with DeFi Technologies' external auditors, including oversight of key audit-related processes and timelines.

Johan Wattenström, CEO of DeFi Technologies, commented: "I am pleased to have Jonathan Dimitry as Chair of the Audit Committee for DeFi Technologies Inc. His deep experience in capital markets, risk management, and governance will be instrumental as DeFi Technologies continues to mature its financial reporting processes and strengthen its overall control environment. We are confident that Jonathan's leadership will add meaningful value to our shareholders and other stakeholders as we execute on our long-term strategy."

Mr. Dimitry is a seasoned financial professional and technology company founder, investor and advisor with over two decades of experience spanning investment banking, principal investing, derivatives trading, large-scale funds management and technology company building.

Drawing on his early career at Goldman Sachs in Investment Banking and in its Principal Investments division, he has led the sourcing, analysis, detailed due diligence and execution of complex equity and credit investments for Goldman Sachs' proprietary risk capital across multiple asset classes. He later served as a proprietary trader and pre-IPO shareholder at Glencore International AG, where he managed significant macro and oil derivatives exposures and led the Arabian Gulf oil products business, applying sophisticated portfolio construction and risk management methodologies to substantial portfolio positions.

Mr Dimitry is the Founder and Partner of BlueCarbon, a private investment company that focuses on undertaking transformative transactions to build category defining technology companies. He has played a pivotal role in building three technology company unicorns in the past 8 years including Prima Assicurazioni, an artificial intelligence focused insurance technology company which secured over EUR 100 million in financing from Blackstone and Goldman Sachs. Mr Dimitry conceived the idea for RIMAC to acquire Bugatti, advising RIMAC to form the Bugatti Rimac Group and create RIMAC Technology which transformed the profitability of the company and is an investor and adviser to SuperOrdinary, a software driven social commerce platform and other technology and financial technology companies. Mr Dimitry focuses predominantly on the application of artificial intelligence and shaping the strategic direction of BlueCarbon's portfolio companies and continues to deploy his expertise in cross-asset allocation, complex deal structuring, management and risk oversight.

Mr. Dimitry holds a Bachelor of Commerce in Finance with distinction and a Bachelor of Laws from the University of New South Wales in Sydney, as well as Series 3 accreditation with the National Futures Association.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and liquidity; Reflexivity Research, which provides leading research into the digital asset space; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/.

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/.

Cautionary Statement Regarding Preliminary Unaudited Financial Information:

The financial and operating results included in this news release are based on preliminary unaudited estimated results which have not yet been finalized or, in the case of annual results, audited. These estimated results are subject to change upon completion of the financial statements for the year ended December 31, 2025, and the audit of such financial statements and such changes could be material due to, among other things, the completion of the Company's financial closing procedures, final adjustments, review by the Company's auditors and other developments that may arise between now and the time the financial results are finalized. Accordingly, such estimated results are forward-looking statements (as defined below) within the meaning of applicable securities legislation and are subject to the limitations and risks described under "Forward-Looking Statements" below.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the finalization of the future audited financial statements; the receipt of an MCTO or CTO; the filing of the Company's 2025 Annual Report on Form 40-F with the SEC; the financial results of the Company; revenue outlook of the Company and its business segments; growth of AUM; geographic expansion of the Company's core businesses; revenue generating opportunities for the Company's digital asset holdings; upcoming ETP launches; revenue generation by DeFi Alpha and competitive factors; integration of Stillman Digital and plans and outlook for 2026; fluctuation in digital asset prices; geographic expansion of the Company; investment and interest in the digital asset sector; development of the DeFi Advisory business line; future collaborations and partnerships; development of ETPs; future acquisitions by the Company; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is based on the then current expectations, beliefs, assumptions, estimates, and forecasts about the Company and the industry and markets in which it operates.  Forward-looking information and statements are made based upon numerous assumptions, including among others, that the unaudited results that are disclosed in this press release will not differ from the audited results, which shall be released upon completion of the audit review. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to the need for the Company to materially change its preliminary unaudited results that are disclosed in this press release; the inability of obtaining the applicable third-party vendor SOC 2 report, or obtain a report which is free from material deficiencies or findings, the inability of DeFi Technologies to complete its Annual Filings; the revoking of the MCTO or CTO by the OSC and the trading of the Company's securities; acceptance of Valour exchange traded products by exchanges; ability of the Company to successfully integrate and grow Reflexivity Research, Stillman Digital, and DeFi Advisory; the proliferation of digital asset treasury companies; growth and development of DeFi and the digital asset sector; rules and regulations with respect to DeFi and digital assets; fluctuation in digital asset price levels; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:https://www.prnewswire.com/news-releases/defi-technologies-announces-preliminary-unaudited-full-year-2025-financial-results-with-record-revenue-of-99-1-million-and-record-net-income-of-62-7-million-appoints-new-independent-chair-of-the-audit-committee-302730561.html

SOURCE DeFi Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2026/31/c7338.html

%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 17:00e 31-MAR-26